VIA U.S. MAIL AND EDGAR
December 16, 2009
Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Ardea Biosciences, Inc. Form 10-K for the year ended December 31, 2008 Filed March 13, 2009 File No. 001-33734 DEF14A Filed April 16, 2009 File No. 001-33734
Dear Mr. Riedler:
Reference is made to the Definitive Proxy Statement on Schedule 14A of Ardea Biosciences, Inc. (the “Company”) described above (the “Proxy Statement”). This letter is a follow-up to my recent conversation with Staff member, Nandini Acharya, regarding the Company’s response to the Staff’s most recent comment letter dated October 9, 2009 concerning the Proxy Statement, specifically with respect to the Staff’s request to provide disclosure of quantifiable 2009 individual performance goals for Christopher W. Krueger, the Company’s Senior Vice President and Chief Business Officer.
As we noted in our most recent letter, and as we discussed with Ms. Acharya, the revised proposed sample disclosure we provided in our most recent letter does not include any numerical or percentage target level of achievement for Mr. Krueger’ quantifiable individual performance goals, as the Company believes that to do so will cause significant competitive harm to the Company. Mr. Krueger’s performance goals include the consummation of collaborative and strategic relationships and agreements, and the assessment of his performance against these goals is determined, in part, by comparison of the economic value of those relationships and agreements against targeted values. The economic value of these relationships and agreements are highly negotiated in almost every instance. Disclosure of this information would severely impair the Company’s negotiating position with potential collaborators and strategic partners. Additionally, the Company’s competitors for collaborations and licensing arrangements would be able to use the targeted values, if disclosed, to structure competing proposals to be more favorable than the Company’s, thereby decreasing the Company’s chances of securing collaborative and strategic relationships and agreements.

4939 Directors Place, San Diego, CA 92121 Tel (858)652-6500 Fax (858) 625-0745	www.ardeabio.com

Accordingly, we request that the information with respect to Mr. Krueger’s quantifiable 2009 individual performance goals, a copy of which has been provided to the Staff under separate cover, be afforded confidential treatment.
* * * * *
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (858) 652-6530 with any questions or further comments you may have regarding this letter.
Respectfully submitted,

/s/ CHRISTIAN WAAGE
Christian Waage
Associate General Counsel

Cc:	Barry D. Quart, Pharm.D. President & Chief Executive Officer John W. Beck, Senior Vice President, Finance & Operations, Chief Financial Officer Steve Rappatoni — Partner, Stonefield Josephson, Inc.